BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      March 23, 2004

3.   Press Release

     A news release was issued in Vancouver, B.C. on March 23, 2004.

4.  Summary of Material Change

Silver Standard Resources Inc. is pleased to report further results from an expanded program of infill, metallurgical and exploration drilling underway at the Manantial Espejo property located in southern Argentina. Results confirm continuity of gold and silver mineralization in the primary vein systems - Maria and Karina/Union - and include high-grade intersections. Reported in the attached table are high-grade intersections that exceed 200 grams/tonne silver-equivalent. Silver Standard and Pan American Silver Corp. (Nasdaq: PAAS, TSX: PAA) are 50/50 joint venture owners of the property, which is presently the focus of a feasibility study with Pan American Silver as operator.

5.  Full Description of Material Changes

      See attached news release 04-06.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 23rd day of March, 2004

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

March 23, 2004	Trading Symbols:
News Release 04-06	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

INFILL DRILLING AT MANANTIAL ESPEJO INTERSECTS HIGH-GRADE SECTIONS

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report further results from an expanded program of infill, metallurgical and exploration drilling underway at the Manantial Espejo property located in southern Argentina. Results confirm continuity of gold and silver mineralization in the primary vein systems – Maria and Karina/Union – and include high-grade intersections. Reported in the attached table are high-grade intersections that exceed 200 grams/tonne silver-equivalent. Silver Standard and Pan American Silver Corp. (Nasdaq: PAAS, TSX: PAA) are 50/50 joint venture owners of the property, which is presently the focus of a feasibility study with Pan American Silver as operator.

At Karina/Union, infill drilling has continued to intersect multiple veins associated with northwest-trending fault structures. Locally very high grade intersections have been encountered over a strike length of up to 250 meters and the zone is open to the northwest and at depth. Highlights include holes T-346 and T-373, with hole T-346 intersecting 49.93 meters grading 6.98 grams/tonne gold and 805 grams/tonne silver (163.8 feet grading 0.2 ounces/ton gold and 23.5 ounces/ton silver), including 25.14 meters grading 12.95 grams/tonne gold and 1,425 grams/tonne silver (82.5 feet grading 0.38 ounces/ton gold and 41.6 ounces/ton silver) (with additional geological interpretation underway to confirm the orientation of the structures); and hole T-373 intersecting 7.55 meters grading 9.27 grams/tonne gold and 1,363 grams/tonne silver (24.8 feet grading 0.27 ounces/ton gold and 39.8 ounces/ton silver) and 6.5 meters grading 22.17 grams/tonne gold and 1,024 grams/tonne silver (21.3 feet grading 0.65 ounces/ton gold and 29.9 ounces/ton silver). These results underscore the high-grade nature of this vein system and its importance as a source of mineralization for a robust mining operation.

The Maria is the largest and best defined vein on the property at this time. Holes T-355 through T-359 were drilled to provide additional information on the Maria vein. Highlights include holes T-355 and T-356 located on Line 600W with hole T-355 intersecting 5.05 meters grading 2.59 grams/tonne gold and 1,015 grams/tonne silver (16.6 feet grading 0.08 ounces/ton gold and 29.6 ounces/ton silver), and hole T-356 intersecting 6.96 meters grading 22.12 grams/tonne gold and 1,386 grams/tonne silver (22.8 feet grading 0.65 ounces/ton gold and 40.4 ounces/ton silver). In addition, hole T-357, located 350 meters from these holes at Line 250W, also intersected high-grade gold values over a significant interval: 20.25 meters grading 12.43 grams/tonne gold and 204 grams/tonne silver (66.4 feet grading 0.36 ounces/ton gold and 6.0 ounces/ton silver).

The feasibility study for the Manantial Espejo property is well underway and is expected to be completed by early 2005. Environmental work has commenced and geotechnical work, metallurgical studies and further infill and exploration drilling are proceeding.

In other project news, Phase IV infill and exploration drilling is continuing at Silver Standard’s 100%-owned La Pitarrilla property in Mexico. To date, Silver Standard has outlined two silver zones at La Pitarrilla, Cordon Colorado and Pe&ntidle;a Dike, and is preparing to drill an additional exploration target, known as Javelina Creek, located two kilometers to the east of the Pe&ntidle;a Dyke. In addition, a resource estimate, based on drilling to date, is currently being prepared by an independent qualified person.

Silver Standard Resources Inc. is a well-financed silver resource company with over $60 million in cash, excluding marketable securities. The company continues to seek resource growth through acquisitions and exploration of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

SUMMARY OF SELECTED MANANTIAL ESPEJO DRILLING RESULTS
March 2004

Hole No.	Location (UTM)	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (in g/t)	Silver (in g/t)	Interval (feet)	Gold (in oz/ton)	Silver (in oz/ton)
Veta Melissa
T-344	4594405N/ 2461807E		59.60	60.95	1.35	10.40	543.0	4.4	0.30	15.8
T-345	4594175N/ 2463400E		77.55	79.75	2.20	5.25	476.3	7.2	0.15	13.9
			100.90	104.55	3.65	0.13	278.4	11.9	trace	8.1
Karina/Union
T-346	4594396N/ 2464631E	-47°/ 226	7.06	56.99	49.93	6.98	805.3	163.8	0.20	23.5
		incl.	28.8	53.94	25.14	12.95	1,425.6	82.5	0.38	41.6
			77.35	81.07	3.72	6.64	1,339.7	12.2	0.19	39.1
T-349	4594332N/ 2464504E	-60°/ 0	68.55	71.02	2.47	1.60	175.3	8.1	0.05	5.1
			132.35	143.75	11.40	3.48	167.9	37.4	0.10	4.9
T-369	4594341N/ 2464421E	-52°/ 11	108.95	112.10	3.15	10.32	791.9	10.3	0.30	23.1
T-370	4594380N/ 2464710E	-56°/ 227	160.15	166.55	6.40	1.54	212.2	21.0	0.04	6.2
T-371	4594352N/ 2464570E	-45°/ 227	18.50	23.25	4.75	1.93	312.3	15.6	0.06	9.1
T-372	4594306N/ 2464603E	-45°/ 227	25.55	34.50	8.95	0.97	186.3	29.4	0.03	5.4
T-373	4594357N/ 2464649E	-63°/ 227	26.20	33.75	7.55	9.27	1,363.7	24.8	0.27	39.8
			121.75	128.25	6.50	22.17	1,024.6	21.3	0.65	29.9
T-374	4594261N/ 2464655E	-45°/ 227	9.20	18.05	8.85	6.89	603.7	29.0	0.20	17.6
T-375	4594248N/ 2464673E	-45°/ 227	13.80	20.00	6.20	2.60	308.1	20.3	0.08	9.0
T-376	4594322N/ 2464684E	-54°/ 227	103.50	109.08	5.58	4.96	616.7	18.3	0.14	18.0
T-377	4594320N/ 2464716E	-51°/ 227	117.97	123.90	5.93	6.19	356.6	19.5	0.18	10.4
T-378	4594257N/ 2464624E	-52°/ 227	41.15	49.75	8.60	1.15	194.0	28.2	0.03	5.7
Maria Vein
T-355	4594393N/ 2461892E	-80°/ 31	103.95	107.00	3.05	0.31	179.3	10.0	0.01	5.2
			143.40	148.45	5.05	2.59	1,015.7	16.6	0.08	29.6
T-356	4594457N/ 2461930E	-80°/ 31	82.65	89.61	6.96	22.12	1,386.2	22.8	0.65	40.4
T-357	4594240N/ 2462209E	-90°/ 0	122.40	142.65	20.25	12.43	204.2	66.4	0.36	6.0
T-358	4595130N/ 2462375E	-80°/ 32	16.45	20.85	4.40	3.58	364.8	14.4	0.10	10.6
T-359	4594258N/ 2462335E	-85°/ 31	38.75	44.20	5.45	9.12	158.9	17.9	0.27	4.6
			52.00	56.08	4.08	3.16	403.7	13.4	0.09	11.8

* Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) supervising the Manantial Espejo exploration program. All assays are fire assays and were performed by ALS Chemex Labs, with industry standard QA/QC procedures.